Exhibit 1.01

MGC Diagnostics Corporation

CONFLICT MINERALS REPORT

Reporting Year:  2013

This is the Conflict Minerals Report of MGC Diagnostics Corporation (“MGCD”) for the 2013 calendar year in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (“the 1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 (August 22, 2012) relating to Rule 13p-1 for definitions to terms used in this Report, unless otherwise defined herein.

COMPANY OVERVIEW

MGCD designs, markets and sells non-invasive cardiorespiratory diagnostic products used as solutions for disease detection, integrated care, and wellness across the cardiorespiratory healthcare spectrum. MGCD designs and assembles all major sensor components of its cardiopulmonary diagnostic products (pulmonary function products and gas exchange testing products) including its data acquisition systems, flow measurement sensors, gas sample lines, gas chromatograph, oxygen and other gas analyzers. Generally, MGCD designs sheet metal, electrical components, printed circuit boards and some measurement devices which are then contracted for manufacture from outside vendors. These purchased components are tested, assembled and packaged by Company personnel into fully integrated systems.

REASONABLE COUNTRY OF ORIGIN INQUIRY

In 2013, when the discussion regarding the reporting of conflict minerals came into view, MGDC determined that its pulmonary function products and gas exchange testing products contained conflict minerals that are necessary to the functionality or production of these products. MGDC contracts to manufacture its pulmonary function products and gas exchange testing products using parts obtained from suppliers, either contract manufacturers or original equipment manufacturers.

The necessary conflict minerals found in electrical components, printed circuit board and measurement devices contained in the pulmonary function products and gas exchange testing products consist of gold and tantalum. These electrical components, printed circuit board and measurement devices are designed into and incorporate supplier parts obtained by MGCD suppliers, which suppliers may be several levels removed from the actual mining of conflict minerals contained therein.

The Company does not manufacture or contract for the manufacture of a variety of devices which it integrates into systems with its own products and its proprietary software modules or which are sold with its systems. These devices include such items as general-purpose computers, monitors and printers from a variety of sources, cycle ergometers and treadmills, and other branded products from third parties. In each of these cases, purchases of these devices are from standard supplier offerings and not regarded as contracted for manufacture and, as such, are excluded from the scope of MGCD conflict mineral reporting.

MGCD does not make purchases of raw ore or unrefined conflict minerals and it makes no purchases in the Democratic Republic of the Congo or any adjoining countries (“DRC”).

In accordance with Rule 13p-1, MGCD undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold and tantalum. MGCD’s supplier survey requested information with respect to whether supply purchased by MGCD included conflict minerals that may have originated in the DRC and potentially be from sources which have supported the conflict in the region. However, the documentation MGCD received in response to the requested surveys did not include sufficiently detailed or reliable country of origin information relating to the necessary Conflict Minerals. Because of the absence of reliable contrary information, MGCD determined that these necessary Conflict Minerals may have originated in the DRC. Accordingly, MGCD undertook due diligence on the source and chain of custody of its necessary Conflict Minerals.

DUE DILIGENCE

MGCD’s designed and implemented a due diligence process that included:

•	Reviewing bills of materials for its products and making inquiries to determine which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by MGCD worldwide,
•	Conducting supplier surveys (as described above for MGCD’s reasonable country of origin inquiry) of each of its suppliers of purchased components which include conflict minerals,
•	Reviewing and compiling the responses to its surveys and following up with suppliers to obtain more detailed information as necessary, and
•	Discontinuing business with any supplier determined as uncommitted to compliance.

MGCD received some form of response from all suppliers surveyed. All suppliers indicated that, to the best of their knowledge based upon their processes and their upstream supplier inquiries, conflict minerals in materials and components sold to MGCD did not originate from the DRC. However, none of these suppliers provided sufficiently detailed or reliable country of origin information. In particular, the Company was unable to determine through the survey responses the country of origin of facilities used to process the necessary conflict minerals in these materials and components supplied to MGCD or to determine the mine or location of origin with any specificity.

Because MGCD is unable to determine, after exercising due diligence as required by the Rule 13p-1, whether or not products containing necessary conflict minerals qualify as DRC conflict free, all of its products containing necessary conflict minerals are DRC conflict undeterminable.

RISK MITIGATION IMPROVEMENT PROGRAM

MGCD will continue to take steps in the reporting year 2014 to mitigate the risk that MGCD conflict minerals benefit or finance armed groups as follows:

1.	MGCD will adopt a formal policy related to Conflict Minerals and form procurement policies in line with such policy, which will be communicated to customers, suppliers and investors;
2.	Supplier selection criteria used in advance of supplier acceptance and procurement transactions will include reasonable country of origin documentation and process documentation to provide assurance that MGCD purchases will have conflict free status. MGCD will strive to validate its current component suppliers under these criteria and review alternative sourcing which can meet these criteria;

3.	MGCD will continue to refine its supplier inquiries and work with suppliers to assemble a more complete understanding of the country of origin information of materials included in its purchased components; and
4.	MGCD will develop contract and purchase order requirements which include conflict minerals clauses and diligently confirm resulting compliance with such clauses.

DISCLOSURE

MGC Diagnostics Corporation’s disclosure is publicly available at www.mgcdiagnostics.com under “About” in “Social Responsibility – Conflict Minerals.”